

June 25, 2014

<u>Via E-Mail</u>
John S. Matthews, Chairman
Global Arena Holdings, Inc.
555 Madison Ave, 12th Floor
New York, NY 10022

      Re: Global Arena Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed May 15, 2014
             File No. 000-49819

Dear Mr. Matthews:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Christian Windsor

                            Christian Windsor
                            Special Counsel